Room 4561

July 29, 2008

Robert A. Kotick
President and Chief Executive Officer
Activision Blizzard, Inc.
3100 Ocean Park Blvd
Santa Monica, CA 90405

     Re: **Activision Blizzard, Inc.**
             Form 8-K Filed July 15, 2008
             File No. 1-15839

Dear Mr.Kotick,

     We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief